

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2019

Steven W. Streit
Chief Executive Officer
Green Dot Corp
3465 E. Foothill Blvd.
Pasadena, CA 91107

> **Re: Green Dot Corp**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed February 27, 2019**
> **Form 10-Q for the period ending June 30, 2019**
> **Filed August 9, 2019**
> **File Number 001-34819**

Dear Mr. Streit:

We have reviewed your September 30, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2019 letter.

Form 10-Q for the Period Ending June 30, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparision of Three-Month Periods Ended June 30, 2019 and 2018
Operating Revenues, page 33

1. We note your response to comment 1. Considering that your revised 2019 guidance was in part attributable to the decline in your legacy non-direct deposit active accounts as discussed in your Q2 2019 earnings call, in future filings, please disaggregate Gross Dollar Volume and Number of Active Accounts between direct deposit active accounts and non-direct deposit active accounts.

You may contact Christina Harley at 202-551-3695 or Michelle Miller at 202-551-3368 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance